EXHIBIT 21.1

BIGBAND NETWORKS, INC.

Direct Subsidiaries at December 31, 2007

Foreign and Domestic

Subsidiary	Jurisdiction
BigBand Networks International, Inc.	Delaware
BigBand Networks Ltd.	Israel
Bigband Networks (Shenzhen) Co. Ltd.	People’s Republic of China
BigBand Deutschland GmbH (subsidiary of BigBand Networks International, Inc.)	Germany
BigBand Networks UK Limited (subsidiary of BigBand Networks International, Inc.)	United Kingdom